SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on unusual price and trading volume movements of China Petroleum & Chemical Corporation (the "Registrant”), issued by the Registrant on October 11, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 11, 2007

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

UNUSAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited pursuant to Rule 13.10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

We have noted an increase in the price and trading volume of shares of Sinopec Corp. today.  We wish to state that, other than the matters disclosed in our announcement dated 27 September 2007 and circular dated 28 September 2007, we are not aware of any reasons for such increases.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of Sinopec Corp., the Board of the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors
Beijing, PRC, 11 October 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors

* Non-executive Directors

+ Independent Non-executive Directors